                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                                 TRIBUNE COMPANY
                                (Name of Issuer)

                        Common Stock (Without Par Value)
                         (Title of Class of Securities)

                                   896047 10 7
                                 (CUSIP Number)

                             Thomas E. Chomicz, Esq.
                               Quarles & Brady LLP
                       500 West Madison Street, Suite 3700
                             Chicago, Illinois 60661
                                 (312) 715-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896047 10 7             SCHEDULE 13D

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons.

     Robert R. McCormick Tribune Foundation
     I.R.S. Identification No. 36-3689171
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

     00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization.

     Illinois
--------------------------------------------------------------------------------
  Number of     7.   Sole Voting Power                  36,981,988
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power                       -0-
Owned by Each   ----------------------------------------------------------------
  Reporting     9.   Sole Dispositive Power             36,981,988
   Person       ----------------------------------------------------------------
    With        10.  Shared Dispositive Power                  -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

     36,981,988
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares.

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11).

     12.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person.

     CO
--------------------------------------------------------------------------------

                        AMENDMENT NO. 11 TO SCHEDULE 13D

     This Amendment No. 11 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to report the Foundation's execution of a Stock Purchase Agreement with the Tribune Company (the "Issuer") on May 26, 2006 pursuant to which the Foundation will sell a portion of its shares of common stock of the Issuer ("Common Stock") to the Issuer in order to raise cash needed by the Foundation for its operations and charitable activities.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

     With respect to the shares of Common Stock of the Issuer owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short-term financial needs to carry out its exempt purposes. Based upon such evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise.

     On May 26, 2006, the Foundation entered into a Stock Purchase Agreement by and between the Foundation and the Issuer (the "Agreement"), pursuant to which the Foundation agreed not to sell any of its shares of Common Stock pursuant to the tender offer announced by the Issuer on May 30, 2006 (the "Tender Offer") or otherwise until the closing with respect to the Agreement or a termination of the Agreement. Instead the Foundation agreed to sell 8,958,200 shares of Common Stock (subject to adjustment pursuant to the Agreement) to the Issuer outside the Tender Offer and pursuant to the Agreement, subject to certain conditions set forth therein (including the contingency that the Agreement has not been terminated by the Issuer or the Foundation by reason of the Issuer's failure to purchase at least 30 million shares in the Tender Offer), at a purchase price per share equal to the price per share actually paid by the Issuer for the shares of Common Stock tendered by the holders of Common Stock in the Tender Offer. The Tender Offer will enable holders of Common Stock of the Issuer to tender some or all of their shares at a price that is not greater than $32.50 and not less than $28.00. If the number of shares of Common Stock tendered and accepted for purchase in the Tender Offer is less than the number of shares of Common Stock the Issuer is offering to purchase in the Tender Offer as of the expiration date, the Foundation agreed to sell up to an additional 895,820 shares of Common Stock to the Issuer pursuant to the Agreement (assuming that the Agreement has not been terminated by the Issuer or the Foundation by reason of the Issuer's failure to purchase at least 30 million shares in the Tender Offer).

     By reason of the foregoing, the Board of Directors of the Foundation approved a termination of the plan that it adopted in December, 2005 that authorized the President of the Foundation to sell shares of Common Stock in the aggregate amount of $45.0 million at any time, or from time to time, over a period commencing December 15, 2005 and ending December 31, 2006. On December 28, 2005, the Foundation sold 1,000,000 shares of Common Stock, at a price of $30.46 per share, pursuant to such plan in order to raise cash needed by the Foundation for its operations and charitable activities.

     On occasion the Foundation has in the past made grants of shares of Common Stock in furtherance of its charitable purposes. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so.

     Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     It is also noted that the Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") whose board of directors has the same members as the board of directors of the Foundation, entered into a stock purchase agreement with the Issuer, similar to the Agreement, pursuant to which Cantigny agreed not to sell any of its shares of Common Stock pursuant to the Tender Offer or otherwise until the closing with respect to the stock purchase agreement or a termination of such agreement. Instead Cantigny agreed to sell 1,041,800 shares of Common Stock (subject to adjustment pursuant to the stock purchase agreement) to the Issuer outside the Tender Offer and pursuant to the stock purchase agreement, subject to certain conditions set forth therein (including the contingency that such agreement has not been terminated by reason of the Issuer's failure to purchase at least 30 million shares in the Tender Offer) at a purchase price per share equal to the price per share actually paid by the Issuer for the shares of Common Stock tendered by the holders of Common Stock in the Tender Offer. Pursuant to such agreement, Cantigny agreed to sell up to an additional 104,180 shares of Common Stock to the Issuer if the number of shares of Common Stock tendered and accepted for purchase in the Tender Offer is less than the number of shares of Common Stock the Issuer is offering to purchase in the Tender Offer as of the expiration date (assuming that the agreement has not been terminated by the Issuer or Cantigny by reason of the Issuer's failure to purchase at least 30 million shares in the Tender Offer).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are hereby amended and restated in their entirety to report that:

     (a) As of the date hereof, the Foundation beneficially owns 36,981,988 shares of Common Stock, which represents approximately 12.2% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 302,663,844 shares of Common Stock being issued and outstanding as of May 15, 2006 according to the Issuer Tender Offer Statement on Schedule TO-I filed by the Issuer with the Commission on May 30, 2006. This number of outstanding shares excludes 83,441,765 shares of Common Stock held by subsidiaries and affiliates of the Issuer. It is the foregoing percentage that is reported on the cover page of this Amendment No. 11 to Schedule 13D. The percentage does not include the 1.4% ownership interest of Cantigny, which currently owns 4,300,800 shares of Common Stock.

     (b) The Foundation has the sole voting and dispositive power over the 36,981,988 shares of Common Stock it beneficially owns.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is amended to add the following:

     On May 26, 2006, the Foundation entered into the Agreement, pursuant to which the Foundation agreed not to sell any of its shares of Common Stock pursuant to the Tender Offer or otherwise until the closing with respect to the Agreement or a termination of the Agreement. Instead the Foundation agreed to sell 8,958,200 shares of Common Stock (subject to adjustment pursuant to the Agreement) to the Issuer outside the Tender Offer and pursuant to the Agreement, subject to certain conditions set forth therein (including the contingency that the Agreement has not been terminated by the Issuer or the Foundation by reason of the Issuer's failure to purchase at least 30 million shares in the Tender Offer), at a purchase price per share equal to the price per share actually paid by the Issuer for the shares of Common Stock tendered by the holders of Common Stock in the Tender Offer. If the number of shares of Common Stock tendered and accepted for purchase in the Tender Offer is less than the number of shares of Common Stock the Issuer is offering to purchase in the Tender Offer as of the expiration date, the Foundation agreed to sell up to an additional 895,820 shares of Common Stock to the Issuer pursuant to the Agreement (assuming that the Agreement has not been terminated by the Issuer or the Foundation by reason of the Issuer's failure to purchase at least 30 million shares in the Tender Offer).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

99.1 Stock Purchase Agreement, dated as of May 26, 2006, by and between the Tribune Company and the Robert R. McCormick Tribune Foundation.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2006                            ROBERT R. McCORMICK TRIBUNE FOUNDATION


                                        By: /s/ David L. Grange
                                            ------------------------------------
                                            David L. Grange
                                            President